Issuer Free Writing Prospectus Filed Pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated September 24, 2013

Registration No. 333-179554

MARRIOTT INTERNATIONAL, INC.

PRICING TERM SHEET

Dated: September 24, 2013

3.375% Series M Notes due 2020

Issuer:	Marriott International, Inc.

Security:	3.375% Series M Notes due 2020

Aggregate Principal Amount:	$350,000,000

Maturity Date:	October 15, 2020

Coupon:	3.375%

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2014

Price to Public:	99.359%

Benchmark Treasury:	2.125% due August 31, 2020

Benchmark Treasury Yield:	2.028%

Spread to Benchmark Treasury:	+ 145 bps

Yield:	3.478%

Redemption Provisions:

The Securities may be redeemed in whole or in part from time to time prior to July 15, 2020 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to the greater of (1) 100% of the principal amount of the Securities being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest (not including accrued interest as of the redemption date) on the Securities to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (the yield to maturity of the United States Treasury security, selected by a primary U.S. government securities dealer, having a maturity comparable to the remaining term of the Securities being redeemed) plus 25 basis points, plus, in each case, accrued and unpaid interest on the Securities to the redemption date.

The Securities may be redeemed in whole or in part from time to time on or after July 15, 2020 (three months prior to the maturity date of the notes), at the issuer’s option, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest on the notes being redeemed to the redemption date.

Expected Settlement Date:	September 27, 2013 (T+3)

CUSIP:	571903 AL7

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Change of Control:	Issuer repurchase offer required following certain changes of control as described in the Preliminary Prospectus Supplement dated September 24, 2013.

Anticipated Ratings:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Senior Co-Managers

Barclays Capital Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

PNC Capital Markets LLC

RBS Securities Inc.

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Co-Managers:

BBVA Securities Inc.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. collect at 1-800-503-4611 or Goldman, Sachs & Co. at 1-866-471-2526.